EXHIBIT 99.15

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the parties to the transaction

Cream Minerals Ltd. (the "Company").

Item 2	Description of the transaction

The Company changed its name from "Cream Minerals Ltd." to "Agave Silver Corp." in connection with the Company's share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share of the Company.

Item 3	Effective date of the transaction

October 3, 2013.

Item 4	Name of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Not applicable

Item 5	Date of the reporting issuer's first financial year-end subsequent to the transaction

Not Applicable.

Item 6	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year after the transaction.

Not Applicable.

Item 7	Documents filed

The Company filed the Certificate of Name Change and the Notice of Articles on October 3, 2013. A copy of these documents can be found under Company's profile under the Company's new name, "Agave Silver Corp.", on the SEDAR website at www.sedar.com.

AGAVE SILVER CORP.
(formerly Cream Minerals Ltd.)

Per:      "Ronald Lang"
Ronald Lang
President and CEO